September 4, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission, dated August 24, 2012 (the “Comment Letter”), to Hyster-Yale with respect to Amendment No. 1 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on August 10, 2012 (the “Registration Statement”). In addition, Hyster-Yale has filed today Amendment No. 2 to the Registration Statement (the “Second Amendment”), including the preliminary prospectus included in the Second Amendment (the “Prospectus”). The Second Amendment reflects revisions in response to the Comment Letter and certain other minor revisions.

Hyster-Yale’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of Hyster-Yale’s responses are to the Prospectus. Terms used and not defined are used in the same manner they are used in the Prospectus.

Why is NACCO spinning off Hyster-Yale?, page 1

1.	Given your disclosure highlighted in the bullet point on page 1, please expand your response to prior comment 6 to highlight the restrictions discussed in the second risk factor on page 15 here.

The Prospectus has been revised on pages 2 and 25 in response to this comment.

What are the U.S. federal income tax consequences, page 5

2.	We will continue to evaluate your response to prior comment 7 after you file the revised disclosure mentioned in that response.

As previously discussed, the Company will file an executed copy of Exhibit 8.1, as revised, before it requests effectiveness of the Registration Statement. At that time, the current disclosure regarding future receipt of the tax opinion will be revised in that amendment to the Registration Statement.

Risk Factors, page 14

3.	Refer to your response to prior comment 29. If there is a material risk that you will become a controlled company, please add a separate risk factor to highlight the risks to non-controlling shareholders. Include the effect of relevant rules of the exchange on which you anticipate your shares will trade.

We supplementally advise the Staff that the Company is still in the process of determining the composition of its Board after the spin-off. As a result, the Board has not addressed this issue. Under the applicable NYSE listing standards, a so-called “controlled company” is not required to comply with certain NYSE listing standards primarily the director independence requirements and certain requirements relating to committees. In the event the Board does determine that after the spin-off the Company does have the characteristics of a “controlled company,” management currently does not intend to recommend to the Board that the Company take advantage of any of the exceptions to the listing requirements of the NYSE that may be available. As a result, the Company would continue to comply with the standard listing requirements, including the requirements regarding director independence and committees. The Company’s compliance with the standard listing requirements will not subject non-controlling stockholders to any of the risks relating to the less onerous listing requirements applicable to controlled companies under the NYSE standards. As a result, it is not necessary to include additional disclosure regarding this issue in the Prospectus. In the event, however, the Company determines in the future that it satisfies the criteria to be a controlled company and at that time elects to take advantage of the less onerous listing requirements applicable to controlled companies under the NYSE standards, the Company undertakes to include in future filings appropriate disclosure to highlight the risks to the non-controlling stockholders of this action.

First Six Months of 2012, page 41

4.	Please discuss the reasons for the reduced unit volume and shift in product mix mentioned in your disclosure and your response to prior comment 14.

The Prospectus has been revised on page 41 in response to this comment.

5.	Given your response to prior comment 14, please tell us how you indicate the percentage of your business attributable to Brazil and Australia.

As required by applicable accounting standards, the Company will disclose in its “Business Segments” footnote any country that represents ten percent or more of its revenue in any period. As disclosed in Note 14 – Business Segments on page F-41 of the Prospectus, no single country outside of the United States comprised ten percent or more of the Company’s revenues. Consistent with this disclosure, revenue for each of Brazil and Australia continues to be less than ten percent for the three and six months ended June 30, 2012.

Financing Activities, page 49

6.	Please expand your disclosure added in response to prior comment 12 to clarify the amount available to pay dividends. Also, with a view toward disclosure, please tell us whether the spinoff affects the amount available to pay dividends.

We supplementally advise the Staff that based on the financial covenants in the Credit Facility and Term Loan, the mathematical calculation of the amount of dividends that Hyster-Yale could have paid as of June 30, 2012 and still have been in compliance with its financial covenants was $90 million. This is a mathematical calculation as of a specific date which does not take into account the future needs, plans of the business and any of other factors, except for the financial covenant test, that the Company described on pages 12 and 34 of the Prospectus. The Company has previously advised the Staff that the Board has not addressed the amount of any dividends after the spin-off, but, only for purposes of comparison, historically, NACCO paid an annual dividend of approximately $18 million in the aggregate for fiscal 2011. The Prospectus has been revised on pages 51 and 52 in response to this comment.

We supplementally advise the Staff that the spin-off does not affect the amount available to pay dividends.

7.	We note your revisions in response to prior comment 16. With a view toward clarified disclosure, please tell us the difference in the interest rate and other costs between the new term loan and the loan it replaced without including the effect of swap agreements.

The Prospectus has been revised on page 51 in response to this comment.

Related Party Transactions, page 54

8.	We note your response to prior comment 20. Please tell us how you determined you are not required to file the exhibits to exhibit 10.32, or refile the agreement with the remaining attachments.

As requested in prior comment 20, the Company identified Exhibit 10.32 as the exhibit that reflected the 75% joint venture described on page F-8 of the Prospectus. The agreement was entered into in 1997 and has governed the operation of this joint venture for the last fifteen years. The essential terms of the arrangement are included in the agreement that is filed not the exhibits to the agreement. These terms in the agreement include the initial capital contributions of the parties and the mechanism for adjustment of capital, the corporate governance of the joint venture, including board structure and its operation, and the description of the business that the joint venture is authorized to conduct.

The Company is attempting to locate the exhibits to this agreement. This effort includes contacting sources in China in an attempt to secure these documents. However, at this time, the Company is unable to obtain copies of these exhibits. The Company will continue to try to obtain the exhibits and in the event the Company locates the exhibits or the other sources are able to provide copies of these exhibits, the Company will file these exhibits in a future filing.

9.	Please expand your response to prior comment 21 to tell us whether your director’s compensation from the law firm is affected by the services rendered to you or the fees you pay the law firm.

In considering whether the director described above had or will have a direct or indirect material benefit from the transaction disclosed in the Prospectus, the Board was aware that such director’s compensation from the law firm where he is a partner is not affected by the services rendered to the Company or the fees paid to such law firm.

10.	Please ensure that the information in this section is current. For example, please provide updated information with regard to your guarantee mentioned in the first full paragraph on page 55.

The Prospectus has been revised on pages 55 and 56 in response to this comment.

Security Ownership of Certain Beneficial Owners, page 64

11.	Please expand your response to prior comment 25 to address the remaining portion of the instruction to Regulation S-K Item 403 that you cite.

The relevant portion of Instruction 3 to Item 403 of Regulation S-K provides that the Company “may rely upon information set forth in such statement [filed pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”)] unless the registrant knows or has reason to believe that such information is not complete or accurate.” The Company has reviewed the most recent Schedule 13G/A filed by Dimensional Fund Advisors LP (“Dimensional”). As required by Schedule 13G/A, Dimensional has disclosed the required information regarding the reporting person under Item 2 as well as Item 4 of its Schedule 13G/A. This information is included in footnote 4 on page 67 of the Prospectus. Although pursuant to General Instruction C of Schedule 13D, the disclosure of the natural person or persons who exercise sole or shared voting and/or dispositive power may be required to be included in Schedule 13D, a Schedule 13G, unlike a Schedule 13D, does not require that this information be included.

12.	We note your response to prior comment 27; however, it remains unclear whether the shares you mention in the last sentence of footnote (5) are included or excluded from the numbers you include in the table. If Mr. Rankin has or shares voting or dispositive power over those shares, the shares should be included in the table. Please clarify your disclosure.

The Prospectus has been revised on pages 68 and 71 in response to this comment.

13.	Please expand your response to prior comment 28 to address the portion of Rule 13d-5 that provides that a group is deemed to have beneficial ownership of all equity securities of the issuer beneficially owned by the group members. To the extent that you have determined that you are not required to include the group in the table on page 65, provide us with your detailed analysis, citing all authority upon which you rely.

Item 403 of Regulation S-K contains the applicable disclosure requirements for determining disclosure contained in the Prospectus for beneficial ownership of securities of Hyster-Yale. Item 403(a) requires disclosure of any person who is known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities. In making this determination, Item 403(a) requires that you consider whether such a person is a group “as that term is used in Section 13(d)(3)” of the Exchange Act. Section 13(d)(3) of the Exchange Act provides that when two or more persons act for the “purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person’ for purposes” of Section 13(d). Given that the signatories to the stockholders’ agreement have an understanding regarding the disposition of Hyster-Yale Class B Common, these signatories may be deemed to be a group that is the beneficial owner of more than five percent of a class of the Company’s voting securities – Class B Common. Item 403(a) does not include the language included in Item 403(b) with respect to disclosure “as to each class of equity securities, beneficially owned by” all directors and executive officers. Item 403(a) requirements are limited to these shares held by a person or group in excess of five percent of that class.

The signatories to the stockholders’ agreement do not have any agreement to act for the purpose of acquiring, holding or disposing of Class A Common of Hyster-Yale. As a result, except for persons, groups, directors or named executive officers who have independent requirements under Item 403 to disclose beneficial ownership of Class A Common (i.e., Beatrice B. Taplin and Rankin Associates I, L.P., under Item 403(a) as an individual or entity beneficially owning more than 5% of a class of equity securities or Alfred M. Rankin, Jr., under Item 403(b) as a director and named executive officer), Item 403(a) does not require disclosure of such signatories’ beneficial ownership of Class A Common. This disclosure is consistent with the beneficial ownership disclosures regarding NACCO’s stockholders’ agreement which has been included in the reports filed under the Exchange Act by NACCO since the NACCO stockholders’ agreement became effective over 20 years ago. These reports of NACCO have previously been reviewed by the Staff without comment regarding this issue.

Financial Statements

Note 17. Subsequent Events, page F-45

14.	Please refer to our prior comment 35. Although we note your response indicates that you present the pro forma earnings per share on your Statement of Operations and your disclosure on page F-45 indicates the same, it appears you have removed the pro forma amounts on the Statement of Operations on page F-4. Please reconcile.

The Prospectus has been revised on page F-45 in response to this comment.

Exhibit 8.1

15.	Refer to assumption (i) in the third paragraph which assumes that the transaction will occur as described in the representation letter and registration statement. Please tell us how the description of the transaction in the representation letter differs from the description in the registration statement. If the descriptions are the same, please tell us why it is necessary and appropriate for the opinion to assume consummation as described in both documents, one of which you have not provided to investors. We also note that the opinion in the paragraph numbered 1 on page 2 of the exhibit refers to the description in the representation letter and not the description in the prospectus.

Exhibit 8.1 has been revised in response to this comment.

16.	Refer to clause (v) in the third paragraph. Please tell us which documents underlying the opinion require due execution and delivery to be effective. Also tell us the effect on the opinion if the documents were not duly executed and delivered, and why you believe it is necessary and appropriate for the opinion to include this assumption and shift the risk related to that legal conclusion to investors.

Exhibit 8.1 has been revised in response to this comment.

17.	We note the statement on page 2 of the opinion regarding lack of independent verification. We also note clause (ii) in the third paragraph of the opinion. Please refer to the guidance in the last sentence of Section III.C.3 of Staff Legal Bulletin 19 (October 14, 2011), and filed a revised opinion accordingly.

We supplementally advise the Staff that tax counsel has obtained all of the facts necessary for purposes of rendering the opinion by obtaining the representation letter. Tax counsel has not assumed any facts that are known or readily ascertainable. The final sentence of the fourth paragraph of the opinion confirms that tax counsel does not know of any facts, including any known or readily ascertainable facts, that are inconsistent with the representations and statements set forth in the representation letter.

18.	The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(8) should not assume conclusions of law that are an ultimate requirement for the opinion given. Clause (ii) in the third paragraph of this exhibit appears to be making such assumptions. Please file a revised opinion accordingly. The revised opinion also should clarify whether counsel relied on the Representation Letter for factual matters or conclusions of law. Generally, the opinion that you file should be based on counsel’s conclusions of law, not on legal conclusions made in such certificates.

Exhibit 8.1 has been revised in response to this comment.

19.	Please file an opinion that addresses the tax matters disclosed in your prospectus but not addressed by this exhibit. We note for example the bullet points on page 32.

Exhibit 8.1 has been revised in response to this comment.

* * * * *

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Second Amendment. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels
Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick